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                                                                     Exhibit 3.3

                          CERTIFICATE OF AMENDMENT OF
                         CERTIFICATE OF INCORPORATION
                                      OF
                                NOVISTAR, INC.

     NOVISTAR, INC., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the "Corporation"), does hereby certify:

          The following amendments to the Corporation's Certificate of Incorporation set forth in the following resolutions approved by the Corporation's Board of Directors and stockholders was duly adopted in accordance with the provisions of the General Corporation Law of the State of Delaware:

          RESOLVED, that the first paragraph of Article 4 of the Corporation's Certificate of Incorporation be amended so that, as amended, the first paragraph of Article 4 shall be and read as follows:

                "4. The authorized capital stock of the Corporation shall consist of fifty-five million (55,000,000) shares, divided into five million (5,000,000) shares of preferred stock, par value $0.01 per share ("Preferred Stock"), and fifty million (50,000,000) shares of common stock, par value $0.01 per share ("Common Stock")."

          RESOLVED, that the first paragraph of Article 11 of the Corporation's Certificate of Incorporation be amended by replacing the word "international" with the word "intentional."


     IN WITNESS WHEREOF, the Corporation has caused this certificate to be signed and attested by its duly authorized officers on September 7, 2000.

                                    NOVISTAR, INC.


                                    By:  /s/ THOMAS M. RAY III
                                         ---------------------------------
                                         Name:  Thomas M. Ray III
                                         Title: President & Chief Executive
                                                Officer